                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              AMENDMENT No. 1
                                  SCHEDULE 13D
                                 (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                                    Marcum Natural Gas Services, Inc.
--------------------------------------------------------------------------------

                                                   (Name of Issuer)

                                                     Common Stock
--------------------------------------------------------------------------------

                                            (Title of Class of Securities)

                                                      566323309
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                                                    (CUSIP NUMBER)

                                            FamCo Value Income Partners, L.P.
                                                  121 Outrigger Mall
                                               Marina del Rey, CA 90292
                                                    (310) 577-7887

                                 (Name, Address and Telephone Number of Person
                             Authorized to Receive Notices and Communications)

                                                  - with copies to -


                                             Michael G. Tannenbaum, Esq.
                               Newman Tannenbaum Helpern Syracuse & Hirschtritt
                                            900 Third Avenue - 13th Floor
                                               New York, New York 10022
                                                    (212) 508-6700

                                                  December 30, 1998
                                            (Date of event which requires
                                              filing of this statement)
                                                 CUSIP No. 566323309

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]

                    Page 1 of 7 Pages

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 ------------------------                             ------------------------
|   CUSIP NO.566323309   |           13D             |  Page 2 of 7           |
 ------------------------                             ------------------------


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    1      NAME OF REPORTING PERSONS
           IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           FamCo Value Income Partners, L.P.
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                                (b)  [x]
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    3      SEC USE ONLY
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    4      SOURCE OF FUNDS
           WC
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]

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    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           California, USA
- ------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |        290,250 (See Item 5)
BENEFICIALLY   |  8  |   SHARED VOTING POWER
  OWNED BY     |     |        0
   EACH        |  9  |   SOLE DISPOSITIVE POWER
 REPORTING     |     |        290,250 of Common Stock (See Item 5)
PERSON WITH    | 10  |   SHARED DISPOSITIVE POWER
               |     |        0
- ------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          290,250 shares of Common Stock (See Item 5)
- ------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                          [ ]
- ------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.12% of Common Stock (See Item 5)
- ------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          PN
- ------------------------------------------------------------------------------


                               Page 2 of 7 Pages

CUSIP No. 566323309                                  SCHEDULE 13D

This Amendment No.1 to Schedule 13D is filed to correct certain items contained in the initial Schedule 13D filed by the reporting person on January 11, 1999.

Item 1.  Security and Issuer.

Security Acquired: Common Stock

Issuer:  Marcum Natural Gas Services, Inc. (the "Issuer")
                  1675 Broadway
                  Suite 2150
                  Denver, CO 80202

Item 2.  Identity and Background.

FamCo Value Income Partners, L.P. ("FamCo VIP") is a California limited partnership. FamCo VIP invests in, holds, sells, trades, on margin or otherwise, and otherwise deals in securities and other intangible investment instruments, consisting principally, but not solely, of stocks, bonds, notes, bills, derivatives and other securities and instruments that are traded in public markets. The general partners of FamCo VIP are Funsten Asset Management Company, a California corporation, and Kenneth B. Funsten, president and portfolio manager of Funsten Asset Management Company (together, the "General Partners"). FamCo VIP and the General Partners are located at 121 Outrigger Mall, Marina del Rey, California 90292. FamCo VIP and the General Partners have not been convicted in a criminal proceeding during the last five (5) years. FamCo VIP and the General Partners have not, during the past five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in their being subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

FamCo VIP acquired the shares of the Issuer and the common stock purchase warrants (the "Warrants") purchased in December 1998, with the working capital of Famco VIP. FamCo VIP and Mr. Funsten also received Warrants on September 18, 1998, when the Issuer distributed such Warrants as a dividend to its shareholders on September 18, 1998.

As to the shares of the Issuer which Mr. Funsten holds directly and the Warrants which he purchased in December 1998, he has acquired such shares and Warrants with his personal funds. Funsten Asset Management Company does not own any shares of the Issuer.


                                                 Page 3 of 7 Pages

Item 4   Purpose of Transaction

The purpose of the transactions reported by this Schedule 13D was and is investment in the securities of the Issuer. Mr. Funsten may hold talks and discussions with various parties, including, but not limited to, the Issuer's management, its board of directors and other shareholders on a variety of possible subjects, regarding ways to increase shareholder value. Mr. Funsten intends to pay close attention to developments at and pertaining to the Issuer, and, subject to market conditions and other factors deemed relevant to him, Mr. Funsten and FamCo VIP may purchase, jointly or separately, directly or indirectly, additional shares of the Issuer's stock or dispose of some or all of such shares in open-market purchases or privately negotiated transactions. Furthermore, the Issuer may from time to time contact large shareholders with a view towards discussing the acquisition of their shares. Other than as described above, neither Mr. Funsten nor FamCo VIP have current plans or proposals which would result in any of the following:

     a. the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     b.   an   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     c. a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     d. any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

     e. any material change in the present capitalization or dividend policy of the Issuer;

     f. any other material change in the Issuer's business or corporate structure;

     g. changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     h. causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

     i. causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     j.   any action similar to any of those enumerated above.



                                                 Page 4 of 7 Pages

Item 5.  Interest in Securities of the Issuer.

(a) - (b) As of the date of this Schedule 13D, FamCo VIP owns 232,200 shares of the Issuer's common stock and 58,050 Warrants, representing in the aggregate approximately 8.12% (1) of the Issuer's 3,518,231 shares outstanding as of October 31, 1998 (based upon information obtained from the Issuer's latest 10-QSB).

As a holder of sole voting and investment authority over the shares owned by FamCo Value Income Partners, L.P. and FamCo Offshore, Ltd. and as a holder of the Issuer's shares directly, Mr. Funsten may be deemed, for the purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended, to be the beneficial owner of a total of 372,075 shares and 90,937 Warrants owned by himself and those entities. Based upon the combined ownership of the shares and the Warrants, Mr. Funsten may be deemed to own, in the aggregate, approximately 12.83% (2) of the Issuer's 3,518,231 shares outstanding as of October 31, 1998 (based upon information obtained from the Issuer's latest 10-QSB). Mr. Funsten disclaims any economic interest in the shares as to which Mr. Funsten has no direct or indirect pecuniary interest. An employee of Funsten Asset Management Company ("Management Company") owns an additional 4,100 shares which cannot be sold or further added to without permission by Mr. Funsten by virtue of restrictions that are placed on securities transactions by employees of the Management Company; however, Mr. Funsten has no investment or voting authority over the shares of said employee and Mr. Funsten expressly disclaims beneficial ownership of such shares.

(c) The following presents a list of purchases (including acquisitions by way of distributions) and sales of all shares by FamCo VIP and Mr. Funsten within the last 60 days, including the price per Share and the means by which such purchase or sale was effected.


Identity          Date                      Amount of Securities                Price/Share      Type

Mr. Funsten       11/11/98                  2,500                               $2.5625          Open-market
                                                                                                 purchase
                                                                                                 ("OMP")

Mr. Funsten       11/12/98                  825                                 $2.3125          OMP



--------

(1) The percentage was calculated by adding 232,200 shares held by FamCo VIP to 58,050 Warrants held by FamCo VIP and by dividing the result by the sum of 3,518,231 shares (outstanding) and 58,050 (number of Warrants held by FamCo
VIP).

(2) The percentage was calculated by adding 372,075 shares to 90,937 Warrants and by dividing the sum by the sum of 3,518,231 shares (outstanding) and 90,937 (number of Warrants).

                                                 Page 5 of 7 Pages


Mr. Funsten       12/30/98                  75,300                              $1.41            Negotiated (3)
                                                                                                 Transaction

FamCo VIP         12/30/98                  93,500                              $1.41            Negotiated
                                                                                                 Transaction (3)



On December 30, 1998, FamCo VIP purchased 23,375 Warrants and Mr. Funsten purchased 18,825 Warrants for various personal accounts at $.20 per Warrant, as part of the same negotiated transaction in which the shares were purchased on that date.

(d)      Not applicable.

(e)      Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Not Applicable.

Item 7.           Material to be Filed as Exhibits

         Not Applicable.

--------

(3) These shares were purchased in a block and were allocated to Mr. Funsten and FamCo VIP. This transaction was inadvertently reported as an open market purchase in the original 13D filed on January 11, 1999.



                                                 Page 6 of 7 Pages

Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  January 19, 1999



-----------------------------------------------------------------------

Signature


/s/ Kenneth B. Funsten
-----------------------------------------------------------------------
Name/Title


Kenneth B. Funsten, General Partner


                                                 Page 7 of 7 Pages